MICHAEL SAMOLS

Michael Samols's current primary role is as a Self Employed-Consultant. Michael Samols currently services 1-2 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Consultant and Director
  Dates of Service: April, 2021 - Present
  Responsibilities: Strategic advice. Michael is a shareholder and serves his role as Director without compensation. He is currently paid by the hour for consulting work when applicable.

Other business experience in the past three years:

- Employer: Self Employed- Consultant
  Title: Self Employed- Consultant
  Dates of Service: October, 2015 - Present
  Responsibilities: Strategy consulting and business development work on a contract basis.